SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEWPORT NEWS SHIPBUILDING INC.

(Name of Subject Company (issuer))

GRAIL ACQUISITION CORPORATION,

a wholly owned subsidiary of

GENERAL DYNAMICS CORPORATION

(Name of Filing Persons (offeror))

Common Stock, Par Value $.01 Per Share

(including associated Rights)
(Title of Class of Securities)

652228107

(CUSIP Number of Class of Securities)

David A. Savner, Esq.

Senior Vice President and General Counsel
General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, Virginia 22042-4523
(703) 876-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Charles J. McCarthy, Esq.

Jenner & Block, LLC
One IBM Plaza
Chicago, Illinois 60611
(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,580,734,182.50	$516,146.84

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware corporation (the “Company”). The Shares will include the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company issued pursuant to that certain Rights Agreement dated as of June 10, 1998, as amended from time to time, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.). The filing fee was calculated by multiplying $67.50, the per Share tender offer price, by 38,233,099, the sum of the 35,396,356 currently issued and outstanding Shares and the stock options to acquire not more than 2,836,743 Shares granted by the Company to current and former directors, officers, employees and advisors to the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1	going-private transaction subject to Rule 13e-3
issuer tender offer subject to Rule 13e-4	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.

      This Tender Offer Statement on Schedule TO is filed by General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Grail Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of General Dynamics. This statement relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware Corporation (the “Company”) at a price of $67.50 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 11.

      As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II attached thereto), is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated May 4, 2001.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Press Release issued by General Dynamics on May 4, 2001.
(a)(5)(v)	Summary Advertisement as published in the Wall Street Journal on May 4, 2001.
(b)	Financing Commitment Letter dated April 30, 2001 to General Dynamics from Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated April 24, 2001, by and among General Dynamics, the Purchaser and the Company (incorporated herein by reference to General Dynamics’ Current Report on Form 8-K dated April 24, 2001).
(d)(2)	Confidentiality Agreement dated March 26, 2001, between General Dynamics and the Company.
(e)	Not applicable.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAIL ACQUISITION CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Vice President and Secretary

GENERAL DYNAMICS CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Senior Vice President and General Counsel

Dated: May 4, 2001

2

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2001.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Press Release issued by General Dynamics on May 4, 2001.
(a)(5)(v)	Summary Advertisement as published in the Wall Street Journal on May 4, 2001.
(b)	Financing Commitment Letter dated April 30, 2001 to General Dynamics from Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated April 24, 2001, by and among General Dynamics, the Purchaser and the Company (incorporated herein by reference to General Dynamics’ Current Report on Form 8-K dated April 24, 2001).
(d)(2)	Confidentiality Agreement dated March 26, 2001, between General Dynamics and the Company.
(e)	Not applicable.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase).
(g)	None.
(h)	None.

3